

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Joshua Goldstein
General Counsel and Secretary
Masterworks 173, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

      Re: Masterworks 173, LLC
          Offering Statement on Form 1-A
          Filed November 7, 2022
          File No. 024-12052

Dear Joshua Goldstein:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Taylor Beech at 202-551-4515 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services